UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

ALLIS-CHALMERS ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019645407

(CUSIP Number)

Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

(214) 969-4780

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 24, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 12 Pages

Exhibit Index: Page 7

CUSIP No. 019645407	Page 2 of 12 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Alejandro Pedro Bulgheroni

2	Check the Appropriate Box If a Member of a Group (See Instructions)
		a.	[ ]
		b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6	Citizenship or Place of Organization

Argentina/Italy

	7	Sole Voting Power
Number of Shares		3,085,600
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,085,600
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,085,600

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

8.7%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 019645407	Page 3 of 12 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Associated Petroleum Investors Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
		a.	[ ]
		b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power
Number of Shares		3,078,600
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,078,600
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,078,600

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

8.7%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 019645407	Page 4 of 12 Pages

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Allis-Chambers Energy Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated August 24, 2006, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report the acquisition of additional Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition reported in this Amendment No. 3 was the working capital of the Reporting Persons. The total purchase price for the Shares was $1,863,000.

Item 4.	Purpose of Transaction.

The Shares were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           (i) As of October 28, 2008, the number of Shares outstanding was 35,513,739 according to the Issuer’s Form 10-Q filed on November 4, 2008. As of the Date of Event, Mr. Bulgheroni may be deemed the beneficial owner of 3,085,600 Shares (approximately 8.7% of the total number of Shares outstanding). This number includes (A) 7,000 Shares held for the benefit of Mr. Bulgheroni; (B) 2,078,600 Shares held for the account of Associated Petroleum Investors Ltd. (“API”); and (C) 1,000,000 Shares held for the account of Global Oilfield Holdings Ltd (“Global”).

    (ii) As of the Date of Event, API may be deemed the beneficial owner of 3,078,600 Shares (approximately 8.7% of the total number of Shares outstanding). This number includes (A) 2,078,600 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

(b)           (i) As of the Date of Event, Mr. Bulgheroni (as a result of his positions with API and Global) may be deemed to have the sole power to direct the voting and disposition of 3,085,600 Shares. This number includes (A) 7,000 Shares held for the benefit of Mr. Bulgheroni; (B) 2,078,600 Shares held for the account of API; and (C) 1,000,000 Shares held for the account of Global.

    (ii) As of the Date of Event, API (by virtue of its ownership of Global) may be deemed to have the sole power to direct the voting and disposition of 3,078,600 Shares. This number includes (A) 2,078,600 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

(c)           Except for the transactions listed on Exhibit A attached hereto, there have been no transactions with respect to the Shares by any of the Reporting Persons since Amendment No. 2 to the Initial Statement was filed on October 17, 2008.

(d)           Global has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for its account.

(e)	Not applicable.

CUSIP No. 019645407	Page 5 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 019645407	Page 6 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2008	ASSOCIATED PETROLEUM INVESTORS LTD.

By:	/s/ Alejandro Pedro Bulgheroni
Name:	Alejandro Pedro Bulgheroni
Title:	President

Date: November 25, 2008	ALEJANDRO PEDRO BULGHERONI

/s/  Alejandro Pedro Bulgheroni

CUSIP No. 019645407	Page 7 of 12 Pages

EXHIBIT INDEX

Page No.

   A.                    Schedule of transactions in the Shares taking place since Amendment No. 2 to                  8
                           the Initial Statement was filed by the Reporting Persons on October 17, 2008

CUSIP No. 019645407	Page 8 of 12 Pages

EXHIBIT A

Recent Transaction in the Securities of Allis-Chambers Energy Inc.

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price

Associated Petroleum Investors Ltd.	11/18/2008	Purchase	400	$4.9800
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	300	$4.9900
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	4,000	$5.0000
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	800	$5.0100
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	600	$5.0150
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	1,900	$5.0200
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	3,300	$5.0300
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	100	$5.0400
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	1,300	$5.0500
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	2,100	$5.0600
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	1,300	$5.0700
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	2,400	$5.0800
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	900	$5.0900
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	2,100	$5.1000
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	300	$5.1100
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	100	$5.1200
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	1,100	$5.1300
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	600	$5.1500
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	700	$5.1600
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	400	$5.1700
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	1,100	$5.1800
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	200	$5.1900
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	200	$5.2100
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	1,200	$5.2300
Associated Petroleum Investors Ltd.	11/18/2008	Purchase	2,700	$5.2400
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	100	$5.1700
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	300	$5.1900
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	200	$5.2000
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	900	$5.2100
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	200	$5.2200
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	1,500	$5.2300
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	700	$5.2386
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	5,300	$5.2400
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	500	$5.2440
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	5,700	$5.2500
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	8,000	$5.2600
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	300	$5.2633
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	6,900	$5.2700
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	8,800	$5.2800
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	3,030	$5.2900
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	800	$5.2975
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	3,656	$5.3000
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	7,400	$5.3100
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	7,000	$5.3200
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	3,700	$5.3300
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	8,000	$5.3400

CUSIP No. 019645407	Page 9 of 12 Pages

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price

Associated Petroleum Investors Ltd.	11/19/2008	Purchase	7,700	$5.3500
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	5,400	$5.3600
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	6,100	$5.3700
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	2,700	$5.3800
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	1,700	$5.3900
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	100	$5.4000
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	500	$5.4080
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	1,100	$5.4100
Associated Petroleum Investors Ltd.	11/19/2008	Purchase	714	$5.4130
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	100	$4.4900
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,000	$4.4960
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	6,800	$4.4994
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	7,300	$4.5000
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	10,700	$4.5100
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	400	$4.5175
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	5,600	$4.5200
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	200	$4.5250
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	400	$4.5275
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	5,204	$4.5300
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,300	$4.5400
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	800	$4.5500
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	3,400	$4.5600
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	3,896	$4.5700
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,100	$4.5800
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,300	$4.5900
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,300	$4.6000
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	111	$4.6100
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,152	$4.6200
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,603	$4.6300
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	300	$4.6333
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,548	$4.6400
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,298	$4.6500
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,034	$4.6600
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	4,137	$4.6700
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,624	$4.6800
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	400	$4.6850
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	800	$4.6900
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,200	$4.7000
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,995	$4.7100
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,000	$4.7200
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	702	$4.7300
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	693	$4.7400
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$4.7460
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	403	$4.7499
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,000	$4.7500
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	300	$4.7600
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$4.8100
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1	$4.8300
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,100	$4.8400
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	300	$4.8500
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	700	$4.8700

CUSIP No. 019645407	Page 10 of 12 Pages

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price

Associated Petroleum Investors Ltd.	11/20/2008	Purchase	200	$4.8800
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	599	$4.8900
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	333	$4.9000
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	533	$4.9100
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$4.9200
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,087	$4.9300
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$4.9400
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$4.9500
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	804	$4.9600
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	3,247	$4.9700
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$4.9800
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	800	$4.9900
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	2,500	$5.0000
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	596	$5.0200
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,000	$5.0300
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	800	$5.0400
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,900	$5.0500
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	200	$5.0800
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,100	$5.0900
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	1,200	$5.1000
Associated Petroleum Investors Ltd.	11/20/2008	Purchase	500	$5.1100
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	300	$4.0300
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	248	$4.0560
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	100	$4.0700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	304	$4.0800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,400	$4.0914
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	470	$4.1000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,000	$4.1100
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	300	$4.1200
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	2,300	$4.1300
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,082	$4.1328
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	400	$4.1400
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	2,296	$4.1500
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,416	$4.1600
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	500	$4.1660
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	3,684	$4.1700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,000	$4.1800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,307	$4.1900
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,400	$4.2000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,100	$4.2046
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	4,600	$4.2100
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	600	$4.2200
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	500	$4.2300
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	300	$4.2400
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,600	$4.2500
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,000	$4.2600
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,300	$4.2700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,000	$4.2800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	200	$4.2900
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	292	$4.3000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	300	$4.3067

CUSIP No. 019645407	Page 11 of 12 Pages

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price

Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,700	$4.3100
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	319	$4.3200
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	900	$4.3244
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,300	$4.3300
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	181	$4.3400
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,100	$4.3500
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	908	$4.3600
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,800	$4.3700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	2,900	$4.3800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,400	$4.3900
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	3,500	$4.4000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,800	$4.4033
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	2,300	$4.4100
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	300	$4.4167
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	2,400	$4.4200
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	7,300	$4.4300
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	3,300	$4.4400
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	7,100	$4.4500
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	600	$4.4567
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	5,393	$4.4600
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	800	$4.4688
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,300	$4.4700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,700	$4.4800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	4,000	$4.4900
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	5,300	$4.5000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	300	$4.5400
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	800	$4.5500
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	500	$4.5580
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,200	$4.6700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	200	$4.6800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	200	$4.7000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	400	$4.7100
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	200	$4.7300
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,000	$4.7500
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	700	$4.7700
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	200	$4.7800
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	1,200	$4.7900
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	500	$4.8000
Associated Petroleum Investors Ltd.	11/21/2008	Purchase	700	$4.8200
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	200	$5.4400
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,200	$5.4500
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,800	$5.4600
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,200	$5.4700
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,600	$5.4800
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	600	$5.4900
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	100	$5.5000
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,300	$5.5300
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	700	$5.5400
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,500	$5.5500
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	400	$5.5600
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	800	$5.5700

CUSIP No. 019645407	Page 12 of 12 Pages

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price

Associated Petroleum Investors Ltd.	11/24/2008	Purchase	500	$5.5800
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	800	$5.5900
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	500	$5.6000
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	600	$5.6100
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	800	$5.6200
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	600	$5.6300
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	300	$5.6400
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	666	$5.6600
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	2,634	$5.6700
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	700	$5.6800
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,500	$5.6900
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,400	$5.7000
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	5,700	$5.7100
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	438	$5.7123
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	3,862	$5.7200
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	2,500	$5.7300
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	5,900	$5.7400
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,000	$5.7500
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	269	$5.7600
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	2,531	$5.7800
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	2,200	$5.7900
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	1,700	$5.8100
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	300	$5.8500
Associated Petroleum Investors Ltd.	11/24/2008	Purchase	100	$5.8800